UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 9, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Trading statement for the six months ended 31 December 2017

Johannesburg, Friday, 9 February 2018. In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited, a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Shareholders of Harmony are advised that a reasonable degree of certainty exists that headline earnings per share (“HEPS”) for the six months ended 31 December 2017 are expected to increase to between 210 and 240 South African cents per share, which is between 40% and 60% higher than the headline earnings of 150 South African cents per share reported for the six months ended 31 December 2016 (“previous comparable period”). In US dollar terms, HEPS are expected to be between 15 and 18 US cents per share, which is between 40% and 60% higher than the headline earnings of 11 US cents per share reported for the previous comparable period.

Headline earnings are higher due to an improved operational performance recorded by the South African operations as previously announced on 16 January 2018.

Earnings per share (“EPS”) are expected to decrease to between 158 and 229 South African cents per share, which is between 55% and 35% lower than the 352 South African cents per share reported for the previous comparable period. In US dollar terms, EPS are expected to be between 13 and 18 US cents per share, which is between 50% and 30% lower than the earnings of 25 US cents per share reported for the previous comparable period.

Earnings for the six months ended 31 December 2017 will be lower than the previous comparable period, mainly due to the once-off gain on bargain purchase of R848 million (US$61 million) recorded on the acquisition of full ownership of Hidden Valley that was recognised in the comparative period (excluded from headline earnings).

The financial information on which this trading statement has been based, has not been reviewed or reported on by Harmony’s external auditors.

Harmony will publish its financial results for the six months ended 31 December 2017 on Tuesday,
13 February 2018.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 082 888 1242 (mobile)

9 February 2018

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 9, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director